UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

(Mark one)

☒	Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2008

☐	Transition report pursuant to Section 15(d) of the Securities Exchange Act of 1934.

For the transition period from             to

Commission File Number 0-9204

A.	Full title of the plan and address of the plan, if different from the issuer named below:

EXCO RESOURCES, INC. EMPLOYEES SAVINGS TRUST

B.	Name of issuer of the securities held pursuant to the plan and address of its principal executive office:

EXCO Resources, Inc.

12377 Merit Dr., Suite 1700

Dallas, TX 75251

EXCO RESOURCES, INC. EMPLOYEES SAVINGS TRUST

Financial Statements and Supplemental Schedule

December 31, 2008 and 2007

(With Report of Independent Registered Public Accounting Firm Thereon)

MONTGOMERY COSCIA GREILICH LLP

Certified Public Accountants

EXCO RESOURCES, INC. EMPLOYEES SAVINGS TRUST

Note: Supplemental schedules, other than those listed above, are omitted because of the absence of conditions under which they are required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Savings Income Security Act of 1974.

MONTGOMERY COSCIA GREILICH LLP

Certified Public Accountants

2701 Dallas Parkway, Suite 300

Plano, Texas 75093

972.378.0400 p

972.378.0416 f

Thomas A. Montgomery, CPA

Matthew R. Coscia, CPA

Paul E. Greilich, CPA

Jeanette A. Musacchio

James M. Lyngholm

Christopher C. Johnson, CPA

J. Brian Simpson, CPA

Rene E. Balli, CPA

Report of Independent Registered Public Accounting Firm

To the Plan Trustees and Investment Committee members of

EXCO Resources, Inc. Employees Savings Trust

We have audited the accompanying statements of net assets available for benefits of the EXCO Resources, Inc. Employees Savings Trust (the “Plan”) as of December 31, 2008 and 2007, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidences supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2008 and 2007, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2008, is presented for the purpose of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

MONTGOMERY COSCIA GREILICH LLP

/s/ Montgomery Coscia Greilich LLP

Plano, Texas

June 29, 2009

EXCO RESOURCES, INC. EMPLOYEES SAVINGS TRUST

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

DECEMBER 31, 2008 and 2007

	2008	2007
ASSETS
Investments, at fair value (Note C)
Registered investment companies	$22,715,767	$13,275,128
Employer unitized stock fund	3,108,273	2,106,226
Participant notes receivable	433,399	144,698

Total investments	26,257,439	15,526,052
Receivables:
Employer’s contributions	109,836	62,105
Participants’ contributions	109,836	101,247
Other contributions	1,402	572

Total receivables	221,074	163,924

Net assets available for benefits	$26,478,513	$15,689,976

The accompanying notes are an integral part of these financial statements.

EXCO RESOURCES, INC. EMPLOYEES SAVINGS TRUST

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

FOR THE YEARS ENDED DECEMBER 31, 2008 and 2007

	2008	2007
Additions to net assets attributed to:
Investment income (Note C)
Net depreciation in fair value of investments	$(10,200,883)	$735,530
Interest on participant notes receivable	28,394	13,445

	(10,172,489)	748,975
Contributions:
Employer	6,106,402	1,991,449
Participant	6,106,402	2,771,582
Rollovers and Other	859,610	744,143

	13,072,414	5,507,174
Transfers In:	9,910,154	—

Total additions	12,810,079	6,256,149

Deductions from net assets attributed to:
Deemed loan distributions	23,648	—
Benefits paid to participants	1,997,519	758,937
Other expenses	375	—

Total deductions	2,021,542	758,937

Increase in net assets available for benefits	10,788,537	5,497,212

Net assets available for benefits, beginning of year	15,689,976	10,192,764

Net assets available for benefits, end of year	$26,478,513	$15,689,976

The accompanying notes are an integral part of these financial statements.

EXCO RESOURCES, INC. EMPLOYEES SAVINGS TRUST

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2008 and 2007

A. Description of the Plan

Plan Description

The following description of the EXCO Resources, Inc. Employees Savings Trust (the “Plan”) provides only general information. The Plan is sponsored by EXCO Resources, Inc. (the “Company” or “Plan Sponsor”). Participants should refer to the Plan agreement and documents for a more complete description of the Plan’s provisions.

General

The Plan was established effective January 1, 1999, as a defined contribution plan covering employees of the Company who are eighteen years of age or older. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

The purpose of the Plan is to encourage employees to save and invest, systematically, a portion of their current compensation in order that they may have a source of additional income upon their retirement, or for their family in the event of death.

Contributions

Participants may contribute up to 50% of pre-tax annual compensation, as defined by the Plan. Contributions are subject to limitations on annual additions and other limitations imposed by the Internal Revenue Code (the “Code”) as defined in the Plan agreement. The limit for participant salary deferrals was $15,500 for 2008 and 2007. Participants may also roll over amounts representing distributions from other qualified retirement plans.

Employees who are eligible to make salary deferral contributions under the Plan and who have attained age 50 before the close of the Plan year, are eligible for catch-up contributions in accordance with and subject to the limitations imposed by the Code.

Through December 31, 2007, the Company matched the participant’s elective contributions based on the following schedule:

Starting on the one-year anniversary to January 1st	10%
To the following January 1st	20%
Each successive January 1st	20% increase per year up to a maximum of 100% of the participant’s elective contributions.

Beginning January 1, 2008, the Company amended the plan, changing the discretionary match to 100% on all participant deferrals.

EXCO RESOURCES, INC. EMPLOYEES SAVINGS TRUST

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

A. Description of the Plan — Continued

Participant Accounts

Each participant’s account is credited with the participant’s elective contribution, employer contribution(s), and earnings thereon. Allocations are based on participant earnings or account balances as defined in the Plan. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting

Participants are immediately fully vested in their elective contributions plus actual earnings thereon. Participants hired prior to January 1, 2008, were immediately fully vested in their Company matching contributions, effective December 31, 2007. Participants hired on or subsequent to January 1, 2008, vest in their Company matching contributions plus actual earnings thereon based on the following schedule:

One-year anniversary of hire	25%
Two-year anniversary of hire	50%
Three-year anniversary of hire	75%
Four-year anniversary of hire	100%

Loans

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to 50% of their vested account balance. Loan terms range from one to five years or, in the case of a loan to acquire or construct the primary residence of a participant, a period not to exceed a repayment period used by commercial lenders for similar loans. The loans are secured by the balance in the participant’s account and bear interest at the prime rate plus 2.00%, as defined by the Participant Loan Program. Interest rates ranged from 2.93% to 10.25% for 2008 and 2007. Principal and interest are paid ratably through payroll deductions.

Benefit Payments

Participants withdrawing amounts from their account during the year for reasons of service or disability, retirement, death (withdrawn by participant’s estate), or termination are entitled to their vested account balance. Benefits are distributed in the form of rollovers, lump sums, or installment payments. Disbursements for benefits are recorded when paid.

A participant may receive a hardship distribution from salary reduction contributions if the distribution is: (1) on account of uninsured medical expenses incurred by the participant, their spouse or dependents; (2) to purchase (excluding mortgage payments) a principal residence of the participant; (3) for the payment of post-secondary tuition expenses incurred by the participant, their spouse or dependents; (4) needed to prevent eviction of the participant from his or her principal residence or foreclosure upon the mortgage of the participant’s principal residence;

EXCO RESOURCES, INC. EMPLOYEES SAVINGS TRUST

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

A. Description of the Plan — Continued

Benefit Payments, Continued

(5) for funeral or burial expenses for the participant’s deceased parent, participant’s spouse, children or dependents; or (6) for expenses to repair damage to the participant’s principal residence that would qualify for the casualty income tax deduction.

Investment Options

The investment of all contributions to the plan is directed by each participant in any of the following investment options:

•

American Funds American Balanced Fund – seeks conservation of capital, current income, and long-term growth of capital and income. Invests in a broad range of securities including stocks, bonds and securities issued and guaranteed by the U.S. government.

•

American Funds Bond Fund of America – seeks as high a level of current income as is consistent with the preservation of capital. Invests primarily in bonds and other debt securities, the majority of which are rated A and above, including securities issued and guaranteed by the U.S. and other governments, and securities backed by mortgages and other assets.

•

American Funds Capital Income Builder Fund – seeks to provide a level of current income that exceeds the average yield on U.S. stocks and a growing stream of income. Invests primarily in a broad range of income-producing securities including stocks and bonds, and may also invest significantly in non-U.S. securities.

•

American Funds Capital World Bond Fund – seeks, over the long term, a high level of total return consistent with prudent management. Invests primarily in investment-grade bonds issued by entities based around the world and denominated in various currencies, including U.S. dollars. Also invests in lower quality, higher yielding debt securities.

•

American Funds Cash Management Trust of America Fund – seeks income on cash reserves while preserving the value and maintaining liquidity. Invests primarily in high-quality money market instruments such as commercial paper and commercial bank obligations.

•	American Funds Growth Fund of America – seeks growth of capital. Invests primarily in common stocks and may also hold cash or money market instruments.

•

American Funds Intermediate Bond Fund of America – seeks to provide current income while preserving your investment. Invests in debt securities with quality ratings of A or better with an average effective maturity of no longer than five years.

EXCO RESOURCES, INC. EMPLOYEES SAVINGS TRUST

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

A. Description of the Plan — Continued

Investment Options, Continued

•	American Funds Investment Company of America Fund – seeks long-term growth of capital and income. Invests primarily in common stocks.

•

American Funds New Perspective Fund – seeks long-term growth of capital. Future income is a secondary objective. Invests primarily in common stocks including growth-oriented stocks on a global basis to take advantage of investment opportunities generated by changes in international trade patterns and economic and political relationships.

•

American Funds U.S. Government Securities Fund – seeks a high level of current income consistent with prudent investment risk and preservation of capital. Invests primarily in securities guaranteed or sponsored by the U.S. government including securities issued by U.S. governmental agencies or instrumentalities that are not guaranteed by the U.S. government.

•

American Funds Capital World Growth and Income Fund – seeks to provide long-term growth of capital with current income by investing in established, growing companies all over the world, including the United States. Invests primarily in common stocks, government and corporate bonds, and cash and cash equivalents.

•	American Funds Fundamental Investors Fund – seeks to provide long-term growth of capital and income primarily through investments in common stock.

•	American Funds SMALLCAP World Fund – seeks to provide long-term growth of capital by investing in the stocks of smaller companies in the U.S. and around the world.

•	EXCO Resources, Inc. Unitized Stock Fund – seeks capital appreciation. Invests in the common stock of EXCO Resources, Inc. (EXCO common stock).

•	Hartford Capital Appreciation Fund – seeks growth of capital. Invests primarily in stocks selected based on their potential for capital appreciation, regardless of size of industry.

•	Lord Abbett Bond Debenture Fund – seeks high current income and the opportunity for capital appreciation to produce a high total return. Invests primarily in fixed-income securities of various types.

•	Lord Abbett Mid Cap Value Fund – seeks capital appreciation. Invests primarily in equity securities of mid-sized companies which are believed to be under-valued in the marketplace.

•	Lord Abbett Small Cap Blend Fund – seeks to provide long-term growth through investing in U.S. small cap growth and value companies.

EXCO RESOURCES, INC. EMPLOYEES SAVINGS TRUST

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

B. Summary of Significant Accounting Policies

Basis of Accounting

The financial statements of the Plan are presented on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America (“GAAP”).

Use of Estimates

The preparation of financial statements in conformity with GAAP, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the financial statements and the reported amounts of additions to and deductions from net assets available for benefits during the reporting period. Actual results could differ from these estimates.

Investment Valuation and Income Recognition

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net realized gains or losses on investments is the difference between the proceeds received upon the sale of investments and the market value of investments as of the end of the preceding year or the average cost of those assets if acquired during the current year.

Unrealized appreciation or depreciation of investments represents the increase or decrease in market value during the year.

Risks and Uncertainties

These investments are subject to market or credit risks customarily associated with debt and equity investments. Due to the level of risk associated with certain investments, it is at least reasonably possible that changes in the values of investments will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits

Adoption of New Accounting Pronouncement

In September, 2006, the Financial Accounting Standards Board issued Statement No. 157, Fair Value Measurements (SFAS Statement No. 157), which defines fair value, establishes a framework for measuring fair value in accordance with accounting principles generally accepted in the United States and provides for expanded disclosure of information about fair value measurements. The Plan’s adoption of the provisions of SFAS No. 157 on January 1, 2008, did not have a significant effect on the reported net assets or changes in net assets. Prior to January 1, 2008, the Plan’s assets and liabilities were recorded at their expected settlement value, which approximated fair value.

EXCO RESOURCES, INC. EMPLOYEES SAVINGS TRUST

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

B. Summary of Significant Accounting Policies — Continued

Adoption of New Accounting Pronouncement, Continued

SFAS Statement No. 157 establishes a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements).

The three levels of the fair value hierarchy under SFAS Statement No. 157 are described below:

Level 1 – Observable inputs, such as quoted market prices in active markets, for substantially identical assets and liabilities.

Level 2 – Observable inputs other than quoted prices within Level 1 for similar assets and liabilities. These include quoted prices in markets that are not active or other inputs that are observable or can be corroborated by observable market data. If the asset or liability has a specified or contractual term, the input must be observable for substantially the full term of the asset or liability.

Level 3 – Unobservable inputs that are supported by little or no market activity, generally requiring development of fair value assumptions by management.

The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs. For additional disclosures required by SFAS Statement No. 157, see footnote D below.

Contributions

Contributions from participants and the Company are accrued in the period in which they are deducted in accordance with salary deferral agreements and as they become obligations of the Company, as determined by the Plan’s administrator.

Payment of Benefits

Benefits are recorded when paid.

Plan Expenses

Employees of the Company perform certain administrative functions with no compensation from the Plan. Administrative costs of the Plan are paid by the Company and are not reflected in the accompanying financial statements.

EXCO RESOURCES, INC. EMPLOYEES SAVINGS TRUST

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

C. Investments

The following table presents the individual investments that exceeded 5% of the Plan’s net assets available for benefits at December 31:

Description	2008
American Funds Cash Management Trust of America Fund	$3,683,009
American Funds Growth Fund of America	3,197,965
EXCO Resources, Inc. Unitized Stock Fund	3,108,273
Hartford Capital Appreciation Fund	2,265,307
American Funds New Perspective Fund	2,241,950
American Funds Capital World Growth and Income Fund	2,046,883
American Funds Investment Company of America Fund	2,024,680

Description	2007
Hartford Capital Appreciation Fund	$2,757,367
EXCO Resources, Inc. Unitized Stock Fund	2,106,226
American Funds Growth Fund	2,022,993
American Funds New Perspective Fund	1,788,040
American Funds Investment Company of America Fund	1,664,650
Lord Abbett Mid Cap Value Fund	1,382,396
American Funds Cash Management Trust of America Fund	883,587
American Funds Balanced Fund	875,533

Common stock of the Company represented approximately 12% and 14% of total net assets available for benefits at December 31, 2008 and 2007, respectively.

During 2008 and 2007, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) changed in value as follows:

	2008	2007
Registered investment companies	$(9,059,915)	$898,126
Unitized employer stock fund	(1,140,968)	(162,596)

	$(10,200,883)	$735,530

EXCO RESOURCES, INC. EMPLOYEES SAVINGS TRUST

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

D. Fair Value Measurements

In establishing a fair value hierarchy for the Plan’s investments, in accordance with SFAS Statement No. 157, the following value methodologies were used for each type of investment:

Mutual funds: Valued at the net asset value (“NAV”) of shares held by the plan at year end.

Participant loans: Valued at amortized cost, which approximates fair value.

Unitized Stock Fund: Valued at the closing price reported on the active market on which shares of EXCO common stock are traded plus the NAV of short-term investments determined by the plan sponsor. The short-term investments are used to meet participant requests to sell units (for exchanges to other available funds, withdrawals, distributions, or loans) without waiting the standard three business days for the proceeds from an individual sale of EXCO common stock to be received.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values.

Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following table sets forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2008:

	Level 1	Level 2	Level 3	Total
Mutual funds	$22,715,767	$—	$—	$22,715,767
Unitized stock fund	3,108,273	—	—	3,108,273
Participant loans	—	—	433,399	433,399

	$25,824,040	$—	$433,399	$26,257,439

The following table sets forth a summary of changes in the fair value of the Plan’s level 3 assets for the year ended December 31, 2008:

Participant Loans
Balance, beginning of year	$144,698
Purchases, sales, issuances, and settlements (net)	288,701

Balance, end of year	$433,399

EXCO RESOURCES, INC. EMPLOYEES SAVINGS TRUST

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

E. Tax Status

The Company has adopted the CPI Qualified Plan Consultants, Inc. Defined Contribution Prototype Plan and Trust Agreement, which has been approved by the IRS on June 15, 1999, for use by employers as a qualified plan. Further, the EXCO Resources, Inc. Employees Savings Trust received a favorable determination by the IRS on August 30, 2001. The Plan is qualified under Section 401(a) of the Code and is exempt from federal income taxation. The Plan has been amended since receiving the determination letter. The Plan is required to operate in conformity with the Code to maintain its qualification. The Company believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan continues to be qualified and the related trust is tax exempt.

F. Forfeitures

The Plan allows for the forfeited balances of terminated participants’ non-vested accounts to be utilized to reduce employer contributions. During the year-ended December 31, 2008 and December 31, 2007, forfeited balances used to reduce employer contributions approximated $8,534 and $0, respectively. At December 31, 2008, and 2007, the balances in the forfeiture account were $17,357 and $0, respectively.

G. Transactions with Parties-in-Interest

Participants have the option to invest their salary deferrals into a unitized fund of the common stock of the Company. Transactions in this unitized fund qualify as parties-in-interest transactions, which are exempt from the prohibited transaction rules.

H. Reconciliation of Financial Statements to Form 5500

There are no material reconciling items between the net assets reported in the audited financial statements and the Schedule H of the Form 5500 for the year-ended December 31, 2008. However, the following reconciliation of investment income is provided for information purposes:

Reconciliation of investments income:
Per financial statements
Net depreciation in fair value of investments	$(10,200,883)

Per Form 5500
Net gain (loss) on sale of investments	$(3,087,004)
Net investment gain (loss) from registered investment companies	(7,878,462)
Other Income	764,583

$(10,200,883)

EXCO RESOURCES, INC. EMPLOYEES SAVINGS TRUST

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

I. Plan Termination

Although it has not expressed any intent to do so, the Company has the right to terminate the Plan at any time, subject to the provisions of ERISA. In the event of such termination of the Plan, the net assets of the Plan would be distributed among the participants in accordance with ERISA.

J. Plan Amendments

The administration committee of the Plan amended and restated the Plan effective January 1, 2008. Participants should refer to the Plan document for a complete description. The following is a summary of the Plan amendments:

•	Minimum employee deferral percentage decreased from two percent to one percent

•	Employee contributions are matched 100% by the Plan Sponsor

•	Minimum age for eligibility was reduced from twenty-one to eighteen years of age

•	Applicable to all employees hired January 1, 2008, or later, the vesting schedule was modified from 100% to a four year graded schedule

•	Four new investment funds were added to the Plan

•	The definition of ‘compensation’ was modified to include bonuses

•	Hardship and in-service distributions are allowed for disabled participants who are 100% vested in the Plan.

K. Plan Merger

On January 1, 2008, the North Coast Energy, Inc. Employees’ Profit Sharing Trust and Plan, the 401(k) plan of the Company’s wholly-owned subsidiary, was merged into the Plan. At December 31, 2007, the North Coast Energy, Inc. Employees’ Profit Sharing Trust and Plan had $ 9,959,708 in net assets available for benefits.

SUPPLEMENTAL SCHEDULE

EXCO RESOURCES, INC. EMPLOYEES SAVINGS TRUST

SCHEDULE H, LINE 4i, SCHEDULE OF ASSETS (HELD AT YEAR END)

EMPLOYER ID NUMBER: 74-1492779, PLAN NUMBER 001

DECEMBER 31, 2008

(a)	(b) Identity of Issuer, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value	(e) Current Value
	Investments in mutual funds:
	American Funds	American Funds Cash Management Trust of America Fund R2	$4,884
	American Funds	American Funds New Perspective Fund	2,241,950
	American Funds	American Funds Intermediate Bond Fund of America	202,150
	American Funds	American Funds Cash Management Trust of America Fund R4	3,683,009
	American Funds	American Funds US Government Securities Fund	787,782
	American Funds	American Funds Growth Fund of America	3,197,965
	American Funds	American Funds Investment Company of America Fund	2,024,680
	American Funds	American Funds American Balanced Fund	1,291,971
	American Funds	American Funds Capital Income Builder Fund	587,566
	American Funds	American Funds Capital World Growth and Income Fund	2,046,883
	American Funds	American Funds Bond Fund of America	651,869
	American Funds	American Funds Fundemental Investors Fund	612,803
	American Funds	American Funds SMALLCAP World Fund	877,945
	American Funds	American Funds Capital World Bond Fund	81,034
	Hartford	Hartford Capital Appreciation Fund	2,265,307
	Lord Abbett	Lord Abbett Mid Cap Value Fund	1,251,547
	Lord Abbett	Lord Abbett Bond Debenture Fund	648,239
	Lord Abbett	Lord Abbett Small Cap Blend Fund	258,183

			22,715,767
	* EXCO Resources	EXCO Resources, Inc. Unitized Stock Fund	3,108,273

	* Participants notes receivable	Notes receivable from participants, interest rates range from 2.93% to 10.25%	433,399

		Total investments	$26,257,439

	*Party-in-interest

	Note: Category (d) cost of the investments is excluded from this schedule as all investments are participant directed

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, a trustee (or other person who administers the employee benefit plan) has duly caused this annual report to be signed on their behalf by the undersigned hereunto duly authorized.

EXCO RESOURCES, INC. EMPLOYEES SAVINGS TRUST
Date: June 29, 2009
/s/ J. DOUGLAS RAMSEY
J. Douglas Ramsey, Trustee

Exhibit Index

NUMBER	Exhibit
23.1*	Consent of independent registered public accounting firm.

*	included herewith